EXHIBIT 99.1

Osisko Development Receives Environmental Assessment Certificate for Cariboo Gold Project

MONTRÉAL, Oct. 10, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that it has received an Environmental Assessment ("EA") Certificate for the Company's 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada.

The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and is supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation. Receipt of the EA Certificate successfully concludes the EA process for the Project, which was launched in October 2019 (see Figure 1).

Sean Roosen, Chairman and CEO, commented, "We are proud to be the first project, mining or otherwise, in BC to receive an EA Certificate under the new streamlined EA framework of the Environmental Assessment Act, 2018, and we commend the EAO and the Government of BC for establishing this robust regulatory framework. Receipt of the EA certificate marks a major, positive milestone for the Cariboo Gold Project. We continue to be encouraged by the steady progress made to de-risk the Project, bringing it closer to shovel ready status. As we all know, development projects fall into two buckets – those with permits and those without permits – and we are keen to unlock significant value at the Cariboo Gold Project as we move along that path. I would like to thank our team for their dedication and tireless efforts in shepherding the Project through this rigorous EA process that started in 2019. Together with our partners and stakeholders, we remain committed to developing a modern, safe and sustainable operation that benefits all."

Lhtako Dené Nation Chief and Council remarked, "We are extremely proud of the relationship fostered with Osisko Development on the Cariboo Gold Project over the past several years. This relationship has been reciprocal from day one, and Lhtako Chief and Council look forward to many more years of partnership and collaboration. Recently, Lhtako and Osisko engaged in the EA process for the Company's Cariboo Gold Project. Environmental risks, as well as wildlife concerns, are top priorities for both Osisko Development and the Lhtako Dené Nation. With the EA process now complete, we are quite confident that all of our areas of concern have been addressed and mitigated throughout this process."

Chief Willie Sellars of the Williams Lake First Nation ("WLFN") noted, "This decision reflects the importance of meaningful collaboration between industry and Indigenous communities. This is a significant milestone in advancing sustainable mining practices within our traditional territory, particularly the QR Mill Site near Likely, BC. WLFN remains committed to monitoring the Project's progress to ensure it upholds the highest environmental and cultural standards. We look forward to continuing our positive partnership with Osisko Development."

Chief Rhonda Phillips of the Xatśūll First Nation added, "Xatśūll First Nation would like to congratulate the success of Osisko Development in being awarded approval for the Cariboo Gold Mine Project. We acknowledge the hard work, dedication and collaboration that went into getting the Project to this point. Working together to ensure resource development projects meet environmental sustainability targets and improve the socio-economic wellbeing of our communities is a high priority for Xatśūll First Nation. We look forward to continuing work with Osisko and other stakeholders to advance this Project."

The EA Certificate is the first step in the permitting process of the Cariboo Gold Project. As previously disclosed on May 8, 2023, the Company announced the signing of two landmark permitting agreements – the Process Charter and the Joint Information Requirements Table – which establish a defined regulatory process timeline and outline all agreed upon information requirements to support a robust permit application for submission.

A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process. The Company anticipates receiving the permits in Q1 2024.

Figure 1: Cariboo Gold Project – Permitting Timeline Summary

Cariboo Gold Project

The Cariboo Gold Project is an advanced stage gold project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central BC, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company's total land package consists of 415 mineral titles and covers an area of approximately 1,920 km2. As of December 30, 2022, the Project's probable reserves totalled 16.70 million tonnes ("Mt") grading 3.78 g/t gold for 2.031 million ounces ("Moz"), measured resources totalled 0.05 Mt grading 5.06 g/t gold for 0.008 Moz, indicated resources totalled 14.64 Mt grading 3.32 g/t gold for 1.564 Moz, and inferred resources totalled 15.47 Mt grading 3.44 g/t gold for 1.712 Moz.

The Company completed a Feasibility Study in January 2023 supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022) ("Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

For further information on the Cariboo Gold Project, please visit the Osisko Development corporate website at www.osiskodev.com and the Cariboo project website at www.cariboogold.com.

Qualified Persons

The scientific and technical information in this news release has been reviewed and approved by François Vézina, ing., P.Eng., MBA, Senior Vice President, Project Development, Technical Services and Environment, who is a "qualified person" within the meaning of NI 43-101.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the expected permitting timeline and summary (if at all); the ability of the Project to receive permit; the value that would be created assuming the Project were to receive permits; positive future relationships with Lhtako Dené Nation, Xatśūll First Nation and Williams Lake First Nation; the framework for regulatory process and timeline being adhered to; the results in the Cariboo Technical Report; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding or to reduce planned expenditures; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the timing and status of permitting; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration objectives for its projects in 2023 in the timing contemplated (if at all); the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances; and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the financial statements and MD&A which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/2042e204-0cb5-4994-a6b9-bb6669f95696